EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Nine Months Ended September 30, 2008
Earnings:
Income before income taxes	$2,177.1
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	89.5
Portion of rents representative of interest factor	39.3
Less:
Gain on equity investments	(3.0)

Income as adjusted	$2,302.9

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	89.5
Portion of rents representative of interest factor	39.3
Capitalized interest	5.7

Total fixed charges	$134.5

Preferred Dividends:
Dividends on Preference Stock	$26.1

Ratio of earnings to fixed charges	17.1

Ratio of earnings to fixed charges and preferred dividends	14.3